VIA EDGAR



November 22, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Office of Applications
                  and Reports Services

Re:      Warburg, Pincus Cash Reserve Fund, Inc.

Ladies and Gentlemen:

On behalf of Warburg, Pincus Cash Reserve Fund, Inc. (the "Fund"), I hereby transmit for filing pursuant to the Securities Exchange Act of 1934 (the "1934 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), the preliminary proxy statement (the "Proxy Statement") and form of proxy card relating to a special meeting of the Fund's shareholders.

This proxy is being solicited to obtain shareholder approval of a new Investment Advisory Agreement between the Fund and Credit Suisse Asset Management, LLC, the Fund's current investment adviser ("CSAM"). The Fund has recently reviewed and unanimously endorsed a proposal to have CSAM take full responsibility for the day-to-day portfolio management of the Fund. (Until now, that responsibility had been shared with BlackRock Investment Management Corporation ("BIMC"), which had also provided certain administration services to the Fund through its affiliate PFPC Inc. ("PFPC").) The Board believes that shifting full investment authority to CSAM is appropriate in light of the capabilities of CSAM's money market portfolio management group, which have been enhanced significantly since the Fund commenced operations in 1985.

Specifically, the Board has approved (i) the termination of BIMC as sub-investment adviser to the Fund; (ii) the retention of CSAM as sole investment adviser to the Fund; and (iii) the retention of PFPC as co-administrator to the Fund. (No shareholder vote is required in connection with the termination of BIMC as sub-investment adviser and co-administrator to the Fund or the retention of PFPC as co-administrator to the Fund.)

These changes will result in a decrease in the maximum aggregate fees payable by the Fund for investment advice and administration from 0.50% of the Fund's average daily net assets to 0.45%. Of this amount, 0.35% would be payable to CSAM and 0.10% would be payable to


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PFPC. The 0.10% increase in fees payable to CSAM for investment advice and the
0.10% payable to PFPC for administration services is more than offset by the elimination of the 0.25% payable to BIMC.

While the new Advisory Agreement is substantially similar to the current Advisory Agreement in most respects, there are some important differences, such as a new description of the services to be provided to the Fund by CSAM in light of its proposed role as the sole investment adviser and the proposed higher advisory fee of 0.35% of the average daily net assets of the Fund (compared to the current rate of 0.25%), as well as different effective and termination dates.

Please be advised, in accordance with the requirements of Rule 14a-6(d) under the 1934 Act, that we propose to prepare definitive materials and mail those materials to Fund shareholders on or about December 6, 2000. We would therefore appreciate receiving any comments of the Staff on the enclosed Proxy Statement as soon as possible so as to facilitate these arrangements.

Should members of the Staff have any questions or comments regarding the enclosed materials, please call the undersigned or Rose F. DiMartino of this office at (212) 728-8000.

Very truly yours,

/s/ John H. Kim

John H. Kim

Enclosures

cc:      Hal Liebes, Esq.
         Gregory Bressler, Esq.
         Rose F. DiMartino, Esq.